1301 Harbor Bay Parkway Alameda, CA 94502 T: 510-521-3389 www.biotimeinc.com

May 11, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	BioTime, Inc.
Withdrawal of Post-Effective Amendment No. 5 to
Registration Statement No. 333-128083

Ladies/Gentlemen:

By this letter, BioTime, Inc. withdraws Post-Effective Amendment No. 5 on Form S-3 to Registration Statement No. 333-128083, which was filed on January 7, 2010.

Please direct all correspondence and communications with respect to the withdrawal of the aforesaid Post-Effective Amendment to the undersigned.

Very truly yours,

 /s/ Steven A. Seinberg
Steven A. Seinberg,
Chief Financial Officer